SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549


               SCHEDULE 13G

           Under the Securities Exchange Act of 1934
                      (Amendment No. ___)



                     Greyhound Lines, Inc.
                           (Name of Issuer)


                             Common Stock
                    (Title of Class of Securities)


                               398048108
                       (CUSIP Number)



Check the following box if a fee is being paid with this statement [ X ]. (A fee is not required only if the reporting person: (1) has a previous statment on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class. See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liablilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.  398048108             13G      Page  2  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       FEDERATED GROWTH TRUST
       TAX I.D. # 25-1378666

 2      Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [   ]

 3      SEC use only




 4      Citizenship or Place of Organization

       MASSACHUSETTS


  Number of 5  Sole voting power
   shares       1,307,928
beneficially  6 Shared voting power
  Owned by
    each   7  Sole dispositive power
 Reporting      1,307,928
   Person  8  Shared dispositive power
    with
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,307,928


 10     Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       8.5%


 12     Type of Reporting Person

       IV

              *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  398048108             13G      Page  3  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       FEDERATED INVESTORS
       TAX I.D. # 51-0316181

 2     Check the appropriate box if a member of a group
            (a)  [ ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

       DELAWARE


  Number of 5  Sole voting power
   shares       1,473,568
beneficially  6 Shared voting power
  Owned by
    each   7  Sole dispositive power
 Reporting      1,473,568
   Person  8  Shared dispositive power
    with
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,473,568


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       9.5%


 12    Type of Reporting Person

       HC


              *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.  398048108             13G      Page  4  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       VOTING SHARES IRREVOCABLE TRUST

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

       PENNSYLVANIA


  Number of 5  Sole voting power
   shares       1,473,568
beneficially  6 Shared voting power
  Owned by
    each   7  Sole dispositive power
 Reporting      1,473,568
   Person  8  Shared dispositive power
    with
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,473,568


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       9.5%


 12    Type of Reporting Person

       OO


              *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  398048108             13G      Page  5  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       JOHN F. DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

       UNITED STATES


  Number of 5  Sole voting power
   shares
beneficially  6 Shared voting power
  Owned by      1,473,568
    each   7  Sole dispositive power
 Reporting
   Person  8  Shared dispositive power
    with        1,473,568
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,473,568


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       9.5%


 12    Type of Reporting Person

       IN


              *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  398048108             13G      Page  6  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       RHODORA J. DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

       UNITED STATES


  Number of 5  Sole voting power
   shares
beneficially  6 Shared voting power
  Owned by      1,473,568
    each   7  Sole dispositive power
 Reporting
   Person  8  Shared dispositive power
    with        1,473,568
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,473,568


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       9.5%


 12    Type of Reporting Person

       IN


              *SEE INSTRUCTION BEFORE FILLING OUT

CUSIP No.  398048108             13G      Page  7  of  13  Pages

 1      Name of Reporting Person
       S.S. or I.R.S. Identification No. of Above Person

       J. CHRISTOPHER DONAHUE

 2     Check the appropriate box if a member of a group
               (a)  [  ]

               (b)  [ ]

 3     SEC use only




 4     Citizenship or Place of Organization

       UNITED STATES


  Number of 5  Sole voting power
   shares
beneficially  6 Shared voting power
  Owned by      1,473,568
    each   7  Sole dispositive power
 Reporting
   Person  8  Shared dispositive power
    with        1,473,568
 9      Aggregate Amount Beneficially Owned by Each Reporting Person

       1,473,568


 10    Check if the Aggregate Amount in Row (9) Excludes Certain Shares *




 11    Percent of Class Represented by Amount in Row (9)

       9.5%


 12    Type of Reporting Person

       IN


              *SEE INSTRUCTION BEFORE FILLING OUT
CUSIP No.  398048108             13G      Page  8  of  13  Pages

Item 1(a).  Name of Issuer:             Greyhound Lines, Inc.

Item 1(b).  Address of Issuer's Principal Business Office:
                                        15110 North Dallas Parkway
                                        Suite 400
                                        Dallas, TX 75248

Item 2(a).  Names of Persons Filing:

               SEE ROW 1 OF COVER PAGES

Item 2(b).  Address of Principal Business Office:
                                        Federated Investors Tower
                                        Pittsburgh, PA 15222-3779

Item 2(c).  Citizenship:

               SEE ROWS 1 AND 4 OF COVER PAGES

Item 2(d).  Title of Class of Securities:      Common Stock

Item 2(e).  CUSIP Number:                      398048108

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the persons filing are:
       (d)  [ X ]  Investment Company registered under section 8
of the Investment Company Act of 1940

       (g)  [ X ]  Parent Holding Company in accordance with
Section 240.13d-1(b)(ii)(G) (Note: See Item 7)

                   *SEE EXHIBIT "1" ATTACHED
Item 4.  Ownership:

A.  Federated Growth Trust (1)
  Item 4(a) Amount Beneficially Owned...................... 1,307,928
  Item 4b) Percent of Class..................................8.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
1,307,928
     (ii) shared power to vote or direct the vote.......... 0
     (iii) sole power to dispose or direct disposition of.. 1,307,928
     (iv) shared power to dispose or direct disposition of..
0

B.  Federated Investors (See Note 2)
  Item 4(a) Amount Beneficially Owned...................... 1,473,568
  Item 4b) Percent of Class..................................9.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
1,473,568
     (ii) shared power to vote or direct the vote.......... 0
     (iii) sole power to dispose or direct disposition of.. 1,473,568
     (iv) shared power to dispose or direct disposition of..
0


(1) Includes 692,928 shares that are subject to acquisition within 60 days upon conversion of other securities.


CUSIP No.  398048108             13G      Page  9  of  13 Pages

Item 4.  Ownership (continued):

C.  Voting Shares Irrevocable Trust (2)
  Item 4(a) Amount Beneficially Owned...................... 1,473,568
  Item 4b) Percent of Class..................................9.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
1,473,568
     (ii) shared power to vote or direct the vote.......... 0
     (iii) sole power to dispose or direct disposition of.. 1,473,568
     (iv) shared power to dispose or direct disposition of..
0

D.  John F. Donahue (2)
  Item 4(a) Amount Beneficially Owned...................... 1,473,568
  Item 4b) Percent of Class..................................9.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
0
     (ii) shared power to vote or direct the vote.......... 1,473,568
     (iii) sole power to dispose or direct disposition of.. 0
     (iv) shared power to dispose or direct disposition of..
1,473,568

E.  Rhodora J. Donahue (2)
  Item 4(a) Amount Beneficially Owned...................... 1,473,568
  Item 4b) Percent of Class..................................9.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
0
     (ii) shared power to vote or direct the vote.......... 1,473,568
     (iii) sole power to dispose or direct disposition of.. 0
     (iv) shared power to dispose or direct disposition of..
1,473,568

F.  J. Christopher Donahue (2)
  Item 4(a) Amount Beneficially Owned...................... 1,473,568
  Item 4b) Percent of Class..................................9.5%
  Item 4(c) Number of Shares as to which such person has
     (i) sole power to vote or direct the vote..............
0
     (ii) shared power to vote or direct the vote.......... 1,473,568
     (iii) sole power to dispose or direct disposition of.. 0
     (iv) shared power to dispose or direct disposition of..
1,473,568

(2) The number of shares indicated represent shares (or the right to acquire shares) of common stock beneficially owned by registered investment companies advised by subsidiaries of Federated Investors that have been delegated the power to direct investments and power to vote the securities by the registered investment companies' board of trustees or directors. All of the voting securities of Federated Investors are held in the Voting Shares Irrevocable Trust ("Trust"), the trustees of which are John F. Donahue, Rhodora J. Donahue, and J. Christopher Donahue ("Trustees"). In accordance with Rule 13d-4 under the 1934 Act, the Trust, Trustees and parent holding company declare that the filing of this statement should not be construed as an admission that any of the investment advisers, parent holding company, Trust, Trustees are beneficial owners (for the purposes of Sections 13(d) and/or 13(g) of the Act) of any securities covered by this statement, and such advisers, parent holding company, Trust, and Trustees expressly disclaim that they are beneficial owners of such securities.

CUSIP No.  398048108             13G     Page  10  of  13  Pages

Item 5.  Ownership of Five Percent or Less of a Class:

     Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another
Person:

     Not applicable

Item 7.  Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company:

     SEE EXHIBIT "1" ATTACHED

Item 8.  Identification and Classification of Members of the
Group:

     Not applicable

Item 9.  Notice of Dissolution of Group:

     Not applicable

Item 10.  Certification:
  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 1994


By:/s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated
Investors, and as Vice President of Federated Growth Trust


By:/s/John F. Donahue by JCD
Name/Title:  John F. Donahue, individually and as Trustee of
Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact


By:/s/Rhodora J. Donahue by JCD
Name/Title:  Rhodora J. Donahue, individually and as Trustee of
Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact


By:/s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust

CUSIP No.  398048108             13G     Page  11  of  13  Pages

                          EXHIBIT "1"
                    ITEM 3 CLASSIFICATION OF
                       REPORTING PERSONS
                         (Page 1 of 2)

            Identity and Classification of Each Reporting Person

                  IDENTITY                                  CLASSIFICATION
UNDER ITEM 3

Federated Growth Trust                 (d) Investment Company registered under
                                      section 8 of the Investment Company Act
                                      of 1940

Federated Management                   (e) Investment Adviser registered under
                                      section 203 of the Investment Advisers
                                      Act of 1940

Federated Advisers                     (e) Investment Adviser registered under
                                      section 203 of the Investment Advisers
                                      Act of 1940

Federated Investors                    (g) Parent Holding Company, in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

Federated Investors, Inc.              (g) Parent Holding Company, in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

FII Holdings, Inc.                     (g) Parent Holding Company, in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

Voting Shares Irrevocable Trust        (g) Parent Holding Company, in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

John F. Donahue                        (g) Parent Holding Company in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

Rhodora J. Donahue                     (g) Parent Holding Company in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

J. Christopher Donahue                 (g) Parent Holding Company in
                                      accordance with Section
                                      240.13d-1(b)(ii)(G)

Federated Investors (the "Parent") is filing this Schedule 13G because it is the parent holding company of Federated Management and Federated Advisers (the "Investment Advisers"), which act as investment advisers to registered investment companies, including Federated Growth Trust, that own shares (or the right to acquire shares) of common stock in Greyhound Lines, Inc. (the "Reported Securities"). The Investment Advisers are wholly owned subsidiaries of FII Holdings, Inc., which is a wholly owned subsidiary of Federated Investors, Inc.,
[continued, next page]


CUSIP No.  398048108             13G     Page  12  of  13  Pages

                          EXHIBIT "1"
                    ITEM 3 CLASSIFICATION OF
                       REPORTING PERSONS
                         (Page 2 of 2)

            Identity and Classification of Each Reporting Person



[continued, from previous page]
which is wholly owned by the Parent. All of Parent's outstanding voting stock is held in the Voting Shares Irrevocable Trust (the "Trust") for which John F. Donahue, Rhodora J. Donahue and J. Christopher Donahue act as trustees (collectively, the "Trustees"). The Trustees have joined in filing this Schedule 13G because of the collective voting control that they exercise over the Parent. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, the Parent, the Trust and each of the Trustees declare that this statement should not be construed as an admission that they are the beneficial owners of the Reported Securities, and the Parent, the Trust and each of the Trustees expressly disclaim beneficial ownership of the Reported Securities.
CUSIP No.  398048108             13G     Page  13  of  13  Pages

                          EXHIBIT "2"
                 AGREEMENT FOR JOINT FILING OF
                          SCHEDULE 13G


     The following parties hereby agree to file jointly the statement on Schedule 13G to which this Agreement is attached and any amendments thereto which may be deemed necessary pursuant to Regulation 13D-G under the Securities Exchange Act of 1934:

   1. Federated Growth Trust, a Massachusetts business trust.
   2. Federated Investors, as parent holding company of the investment advisers to registered investment companies that beneficially own the securities.
   3. Voting Shares Irrevocable Trust, as holder of all the voting shares of Federated Investors
   4.    John F. Donahue, individually and as Trustee.
   5.    Rhodora J. Donahue, individually and as Trustee.
   6.    J. Christopher Donahue, individually and as Trustee.

     It is understood and agreed that each of the parties hereto is responsible for the timely filing of such statement and any amendments thereto, and for the completeness and accuracy of the information concerning such party contained therein, but such party unless is not responsible for the completeness or accuracy of information concerning the other parties unless such party knows or has reason to believe that such information is incomplete or inaccurate.

     It is understood and agreed that the joint filing of
Schedule 13G shall not be construed as an admission that the reporting persons named herein constitue a group for purposes of Regulation 13D-G of the Securities Exchange Act of 1934, nor is a joint venture for purposes of the Investment Company Act of 1940.

Date:    February 14, 1994


By: /s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, as President of Federated
Investors, and as Vice President of Federated Growth Trust


By: /s/John F. Donahue by JCD
Name/Title:  John F. Donahue, individually and as Trustee of
Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact


By:/s/Rhodora J. Donahue by JCD
Name/Title:  Rhodora J. Donahue, individually and as Trustee of
Voting Shares Irrevocable Trust, by J. Christopher Donahue, as
attorney-in-fact


By:/s/J. Christopher Donahue
Name/Title:  J. Christopher Donahue, individually and as Trustee of Voting Shares Irrevocable Trust